UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayers Id. (CNPJ/MF): 04.032.433/0001-80
Company Registry No. (NIRE): 33.300.275410
Publicly-held Company

CALL NOTICE
ANNUAL SHAREHOLDERS’ MEETING

The Board of Directors of CONTAX PARTICIPAÇÕES S.A. (“Company”) hereby invites the Company’s Shareholders to the General Shareholders’ Meeting to be held on April 28, 2010, at 11:00 a.m., at the Company’s headquarters, at Rua do Passeio 48 a 56, Parte, Rio de Janeiro, RJ, in order to decide on the following Agenda:

(i)   To verify the Management’s Accounts, examine, discuss and vote on the Management Report and Financial Statements related to the fiscal year ended on December 31, 2009, accompanied by the independent auditor’s opinion;
(ii) To approve the allocation of net income for 2009 and dividend distribution; and
(iii)To establish the Company’s Management compensation.

GENERAL INSTRUCTIONS:

1. The documents related to the matters in the Agenda are available for shareholder consultation at the Company’s headquarters and can be viewed through the   internet, at CVM´s (www.cvm.gov.br) and the Company´s (www.contax.com.br/ir) websites.

2. The shareholder who wishes to be represented by an attorney-in-fact shall   deposit the respective power of attorney, with special powers, jointly with a copy of the corporate acts and/or documents proving the representation of the   shareholder, when a legal entity, at Rua do Passeio, 56, 16º andar, Centro, Rio de Janeiro, RJ, to the care of the Legal Department, from 9:00 a.m. to 12:00 p.m.   and from 2:00 p.m. to 6:00 p.m., until April 23, 2010.

3. The Shareholder participating in the Fungible Custody of Registered Shares of   the Stock Exchanges who wishes to participate in the Meeting shall present a statement issued, no later than, April 23, 2010, with the respective equity   interest, provided by the custodian body.

Rio de Janeiro, April 09, 2010.

Fernando Antonio Pimentel de Melo
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.